UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 7 May, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 7 May, 2015

PRESS RELEASE

Amsterdam, 7 May, 2015
ING 1Q15 underlying net result EUR 1,187 million

ING Bank 1Q15 underlying net result EUR 1,187 million, up 43.0% from 1Q14 and more than double that of 4Q14
·	1Q15 results driven by robust growth in the lending book and a seasonally strong fi rst quarter at Financial Markets
·	Risk costs amounted to 58 basis points (bps) of average risk-weighted assets, versus 65 bps in 1Q14 and 54 bps in 4Q14

ING Group 1Q15 net result EUR 1,769 million (EUR 0.46 per share) including Insurance results
·	Continued progress on strategic repositioning: NN stake reduced to 54.6%, Voya divestment completed, Vysya merger closed
·	NN share sale had EUR -1.8 billion impact on shareholders' equity; EUR 1.8 billion Voya sale proceeds eliminated double leverage

Capital position strengthened significantly from 4Q14; surplus in place for regulation and to pay attractive dividends
·	Strong fully-loaded CET1 ratios: Group ratio rose to 11.6%; Bank ratio stable at 11.4% despite EUR 1 billion dividend to Group
·	Total capital level augmented by successful USD 2.25 billion inaugural Additional Tier 1 (AT1) securities issuance in April 2015

CEO statement

"During the first quarter, ING made notable progress on innovation and finding even better ways to empower our customers," said Ralph Hamers, CEO of ING Group. "In addition to introducing several Retail Banking innovations, we are gradually rolling out our digital Commercial Banking platform, called InsideBusiness, after its recent successful pilot. InsideBusiness will provide clients with a single point of access to all of their Commercial Banking products and services, such as payments and cash management, trade finance and lending. It provides real-time information and customised reporting, and can be accessed 24/7 from any mobile device. It is another prime example of how we are pioneering technologies that keep us at the forefront of modern banking."

"The inspiration behind such ideas comes from customer feedback and our employees, who are enthusiastic about creating solutions that help our customers to stay a step ahead. Our employees submitted over 1,800 ideas during our second annual Innovation Bootcamp, which aims to increase the pace of innovation at ING. The top 20 ideas are now being further developed. The first Innovation Bootcamp in 2014 generated 774 ideas, of which seven received funding and support to be launched commercially. One of them is Direct Lease, an online leasing platform that will help small and medium-sized enterprises at every step of the leasing cycle. A first version of Direct Lease was tested with clients in the first quarter and it will be launched this year."

"ING Bank's first-quarter underlying result before tax was EUR 1,661 million, up 41.2% year-on-year and more than double the result in the previous quarter. This strong performance was achieved despite the challenging operating environment, characterised by unprecedented low interest rates and the uneven economic recovery. In adapting to these circumstances, we have been obliged to reduce savings rates as we continue to offer affordable and competitive borrowing. During the quarter, we attracted EUR 13.6 billion of net customer deposits and our core lending franchises grew by EUR 6.9 billion. Income was robust, reflecting our commercial growth and a seasonally strong quarter at Financial Markets. Income was also supported by capital gains, positive results from hedge ineffectiveness, and currency effects. Risk costs declined year-on-year, but rose sequentially. We maintained our focus on cost discipline; nevertheless, regulatory costs weighed on our expense base."

"We continued to simplify our business portfolio through several actions in the past few months: the reduction of our stake in NN Group to 54.6%, the completion of the divestment of Voya, and the completion in April of the merger between ING Vysya Bank and Kotak Mahindra Bank which accelerated our vision for Vysya. The net profit from the Voya share sale is included in ING Group's first-quarter net result of EUR 1,769 million while the impact of the NN share sale is reflected in shareholders' equity."

"Our capital position strengthened significantly since year-end. ING Group's fully-loaded CET1 ratio increased to 11.6%, refl ecting the quarterly net profit and capital relief from the NN and Voya share sales. ING Bank's fully-loaded CET1 ratio was stable at 11.4% due to a EUR 1.0 billion dividend upstream to Group. We maintain a prudent approach to capital allocation and funding in both entities, and have a substantial surplus in place for evolving regulatory requirements and to return capital through an attractive dividend. In early April, we completed our very successful inaugural AT1 bond issuance, which augmented our total capital level."

"Our achievements in this quarter demonstrate that our Think Forward strategy is on track. I am confident that ING is well placed for the future and that our capabilities as a leading European bank will continue to empower our customers around the world."

Further information

All publications related to ING's 1Q15 results can be found at www.ing.com/1q15, including a video interview with

Ralph Hamers, which is also available at YouTube.

Additional financial information is available at www.ing.com/qr:
  ING Group Historical Trend Data
  ING Group Analyst Presentation (also available via SlideShare)
  ING Group Condensed consolidated interim financial information for the period ended 31 March 2015.
ing.world is ING Group's online magazine, for anyone who is interested in ING

Frequent news updates on ING can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Investor conference call, media conference call and webcasts

Ralph Hamers, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 7 May 2015 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 20 7190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

Ralph Hamers, Patrick Flynn and Wilfred Nagel will also discuss the results in a Media Conference call conference on 7 May 2015 at 10:30 a.m. CET. Journalists are welcome to join the conference call via +31 20 531 5871 (NL) or +44 203 365 3210 (UK). The Media conference call can also be followed via live audio webcast at www.ing.com or via Periscope via ING's Twitter handle @ING_news.

Investor enquiries
T: +31 20 576 6396
E: investor.relations@ing.com

Press enquiries
T: +31 20 576 5000
E: media.relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION

ING Group's Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU').

In preparing the financial information in this document, the same accounting principles are applied as in the 2014 ING Group Annual Accounts.

All figures in this document and attachments are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING's restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Full ING 1Q15 Press Release in PDF: http://hugin.info/130668/R/1919566/687326.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 7 May, 2015